SP 3/3/03

03002462

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 WASH. D.C. 181 PROCESSING SECTION

SEC FILE NUMBER
8- 14145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton (City) PA (State) 18964 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith B. Paich (215) 721-8349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)
Two Commerce Square
2001 Market Street, Suite 4000 (Address) Philadelphia (City) PA (State) 19103-7096 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 10 2003

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Kimberley A. Snyder, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Mar. 7, 2005

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVEST INVESTMENTS, INC.

Financial Statements and Supplementary Information

Year ended December 31, 2002 with Report and Supplementary Report of Independent Auditors

Univest Investments, Inc.

Financial Statements
and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

The Board of Directors
Univest Investments, Inc.

We have audited the accompanying statement of financial condition of Univest Investments, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 15, 2003

Univest Investments, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 897,566
Commissions receivable	78,399
Investment advisory fees receivable	12,902
Goodwill	2,804,570
Other assets	56,633
Total assets	$ 3,850,070
Liabilities	
Accrued wages payable	$ 203,483
Other accrued expenses	277,486
Total liabilities	480,969
Stockholder's equity	
Common stock, $1 par value, authorized 20,000 shares, issued and outstanding 2,000 shares	2,000
Additional paid-in capital	4,005,243
Accumulated deficit	(638,142)
Total stockholder's equity	3,369,101
Total liabilities and stockholder's equity	$ 3,850,070

See accompanying notes to financial statements.

Univest Investments, Inc.

Statement of Income

Year ended December 31, 2002

Revenue:	
Commission income	$ 1,766,355
Investment advisory fee income	58,002
Interest income	7,763
Dividend income	561
Total revenue	1,832,681
Expenses:	
Commissions	1,095,411
Salaries and benefits	181,997
Loss on investment securities	29,026
Other	79,207
Total expenses	1,385,641
Income before income tax expense	447,040
Income tax	185,492
Net income	$ 261,548

See accompanying notes to financial statements.

Univest Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2001	$ 2,000	$ 4,040,377	$ (899,690)	$3,142,687
Dividends to Univest Corporation	–	(35,134)	–	(35,134)
Net income	–	–	261,548	261,548
Balance at December 31, 2002	$ 2,000	$ 4,005,243	$ (638,142)	$3,369,101

See accompanying notes to financial statements.

Univest Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 261,548
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	876
Loss on investment securities	29,026
Sale of securities	171,227
(Increase) decrease in:	
Commissions receivable	40,301
Investment advisory fees receivable	(12,902)
Intangible assets	(101,458)
Other assets	49,668
Increase (decrease) in:	
Accrued wages payable	(36,689)
Other accrued expenses	75,544
Net cash provided by operating activities	477,141
Cash flows from investing activities	
Capital expenditures	(1,956)
Net cash used in investing activities	(1,956)
Cash flows from financing activities	
Dividends to Univest Corporation	(35,134)
Net cash used in financing activities	(35,134)
Net increase in cash	440,051
Cash—December 31, 2001	457,515
Cash—December 31, 2002	$ 897,566
Supplemental schedule of cash flow information	
Cash paid during the year for income taxes	$ 46,153

See accompanying notes to financial statements.

Univest Investments, Inc.

Notes to Financial Statements

December 31, 2002

1. Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in Eastern Pennsylvania.

Effective January 1, 2002, Fin-Plan Consultants, Inc., a wholly owned subsidiary of Delview, Inc., was merged into Fin-Plan Investments, Inc., the surviving corporation. In addition, as part of the merger, the name Fin-Plan Investments, Inc. was changed to Univest Investments, Inc. The assets and liabilities of Fin-Plan Consultants, Inc. were transferred into Univest Investments, Inc. at their carrying value. Prior-period amounts have been restated to present the combined entities, all of which are under common control of the Parent.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

Furniture and Equipment

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $876 for 2002. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company on income included in the Parent's consolidated federal income tax return. The Company reimbursed the Parent $35,653 during 2002.

Goodwill

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). In accordance with the adoption provisions of SFAS No. 142, the Company ceased amortization of its goodwill. Additionally, the Company completed its transitional and annual impairment tests and no impairment was noted. The Company will be required to perform goodwill impairment tests at least on an annual basis. The impact on net income of the adoption of SFAS No. 142 was a reduction of goodwill amortization expense of $225,259.

3. Income Taxes

The components of income tax expense consist of the following:

Current:	
Federal and state tax	$ 185,492
Deferred	–
Total income tax	$ 185,492

4. Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services and do not charge Univest Investments, Inc. for such services.

5. Employee Benefits

Substantially all employees are covered by a noncontributory retirement plan of the Parent. The plan provides benefits based on a formula of each participant's final average pay. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $5,251 for 2002.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $512,900, which was $462,900 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1. The Securities and Exchange Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Supplementary Information

Univest Investments, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Total stockholder's equity		$ 3,369,101
Deduct nonallowable assets		
Intangible assets	$ 2,804,570	
Other assets	51,631	
Total nonallowable assets		2,856,201
Net capital before haircuts on security positions		512,900
Haircuts on security positions		–
Net capital		512,900
Computation of basic net capital requirement		
Minimum net capital required		50,000
Excess net capital		$ 462,900
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 464,803
Aggregate indebtedness		$ 480,969
Ratio of aggregate indebtedness to net capital		0.94 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Univest Investments, Inc.

Schedule II
Statement Regarding Rule 15c3-3

December 31, 2002

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Univest Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Univest Investments, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 15, 2003